ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Dated September 23, 2008)

Management’s Responsibility for Financial Reporting

The accompanying consolidated interim financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

La Preciosa Property:

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares were to be issued 12 months following the acceptance date. However, on March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company acquired the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million, satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. Veins have been traced for over 5 km along strike with thicknesses of up to 40 metres encountered in drill intercepts. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Description of Business (continued)

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. Drilling commenced on the 21st of March 2005. In May 2005, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in- situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has completed several phases of the drilling program on the La Preciosa property and subsequent to this quarter, continues to drill the property. The Company has released assay results for 227 holes, and has been able to extend the strike length to 3.5 km in the resource area to date, and has added a major vein deeper in the stratigraphy, named the “Martha” vein. At the site, four core shacks have been constructed and a new road access route to southern targets completed. To date, a total of 332 holes have been drilled in the main area, plus 12 peripheral target holes, for over 134,500 metres and of these, assay results for only the first 149 holes were included in an updated “Inferred Resource Estimate –V” reported on March 31, 2008 for an in-situ resource of approximately 103.2 million ounces of Silver – Equivalent.

A geochemical program consisting of 1,167 soil samples has been conducted over the southern part of La Preciosa. La Preciosa soil grid is contiguous with the soil grid on the southern end of San Juan. Multiple geochemical anomaly targets have been identified for future follow up.

Santa Monica Property:

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 9, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

On the Santa Monica property, an initial work program has been completed at this time, including mapping of the Mesa de los Panuqueños area, together with sampling of 706 rock float samples and 1,920 soil samples. Initial results from the sampling have been received and reported. An IP geophysical survey, which commenced in March 2007, has completed 212 line-kilometres over the sample area in the northeast sector of the property. In 2008, the Company completed an initial drilling program on Santa Monica, consisting of 6 diamond drill holes totaling 2,498 metres. The Company has met the initial expenditure commitment under the Santa Monica property agreement.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Description of Business (continued) San Juan Property:

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. In addition, satisfying the option expenditure requirement to earn the 75 per cent interest in the San Juan property, the agreement provides that the Company grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

An ASTER alteration satellite imagery study for the San Juan property was initially completed and mapping has commenced in the southeast of the San Juan property, extending the strike length of the Nancy Sur, La Plomosa, El Vaquero and the La Plomosa Sur structures.

In addition, an expanded geochemical survey of the property was initiated and includes 1,164 soil samples and 256 rock chip samples. The San Juan soil grid is contiguous with the soil grid on the southern end of La Preciosa. Multiple geochemical anomaly targets have been identified for future follow up.

In late 2007, the Company initiated a 10,000 metre drilling program for the first phase of the San Juan project, initially targeted for La Plomosa and El Vaquero veins. Eight drill holes have been completed in the La Plomosa target area for 3,372 metres and the Company is preparing to move to additional target areas. The Company has met the initial expenditure commitment under the San Juan property agreement.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Results of Operations for the Three Months Ended July 31, 2008 and 2007:

In the third quarter, the Company incurred significantly higher exploration costs of $4,377,693 compared to $2,074,720 incurred in third quarter of last year. These costs were incurred primarily on the La Preciosa property with the third quarter costs on this property amounting to $3,858,398. The Company also incurred exploration costs of $470,861 on the Santa Monica property and $48,436 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $3,105,435, geological costs were $279,361, assay costs were $600,227, site costs were $268,100 and general exploration costs totaled $124,570.

In the third quarter of 2008, the Company also incurred significantly higher general expenses of $1,613,669, up 65 per cent over those incurred in the third quarter of last year of $978,773. The higher costs reflect increased management activity in support of the La Preciosa project.

Management fees of $80,900 and office costs of $65,325 rose in connection with the Company’s increase in staff and increased operational presence in Mexico, up from $66,000 and $55,945 respectively in the prior year. Travel costs of $287,308 were up significantly from those incurred last year of $60,064 as management conducted more frequent travel to the project and overseas as part of the Company’s investor relations efforts. Professional fees of $57,635 were also higher compared to $21,121 incurred in the third quarter of 2008, reflecting the overall higher corporate activity this year. The Company recorded a non-cash charge of $929,339 to earnings representing the imputed value of stock options granted to directors, officers and consultants in the period, compared to a charge of $587,025 recorded last year.

Overall, in the third quarter of 2008, the Company incurred a loss of $5,893,127 or $0.06 per share, 95 per cent higher than the loss last year of $3,026,578 or $0.04 per share. The dramatic increase is attributable primarily to the significantly higher exploration costs, up 111 per cent, and the impact of the higher stock-based compensation expense.

Results of Operations for the Nine months Ended July 31, 2008 and 2007:

In the first three quarters, the Company incurred significantly higher exploration costs of $10,373,862 compared to $5,589,775 incurred in first three quarters of last year. These costs were incurred primarily on the La Preciosa property with costs on this property amounting to $9,562,602. The Company also incurred exploration costs of $585,880 on the Santa Monica property and $225,380 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $7,569,790, geological costs were $728,972, assay costs were $1,023,114, site costs were $774,900 and general exploration costs totaled $277,086.

In the first three quarters of 2008, the Company also incurred significantly higher general expenses of $5,255,868, up 57 per cent over those incurred in the first half of last year of $3,350,080. The higher costs reflect increased management activity in support of the La Preciosa project.

Management fees of $242,900 and office costs of $145,450 rose in connection with the Company’s increase in staff and increased operational presence in Mexico, up from $163,100 and $88,559 respectively in the prior year. Higher professional fees, of $172,863, also resulted, up significantly from $71,521 in 2007. Travel costs of $644,625 were up from those incurred last year of $502,275 as management conducted more frequent travel to the project and overseas as part of the Company’s investor relations efforts. Renovations to the office in Mexico resulted in higher repairs and maintenance costs of $54,827 compared to $22,928 incurred in the first three quarters of 2007. Also, the Company recorded a non-cash charge of $3,369,394 to earnings representing the imputed value of stock options granted to directors, officers and consultants, compared to a charge of $1,929,597 recorded last year.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Results of Operations for the Nine months Ended July 31, 2008 and 2007 (continued):

Overall, in the first three quarters of 2008, the Company incurred a loss of $15,453,143 or $0.16 per share, 75 per cent higher than the loss last year of $8,847,271 or $0.12 per share. The dramatic increase is attributable primarily to the significantly higher exploration costs, up 86 per cent, and the impact of the higher stock-based compensation expense.

Statement of Mining and Exploration Expenditures for the Nine month Period Ended July 31, 2008

MINING PROPERTIES Balance, October 31, 2007 Additions in the period:	LA PRECIOSA $ 1,234,163 -	SANTA MONICA $ 50,000 -	SAN JUAN $ 32,000 -	TOTAL $ 1,316,163 -
Balance, July 31, 2008	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR TO DATE
Drilling	$ 7,190,280	$ 306,919	$ 72,591	$ 7,569,790
Geological	545,759	95,891	87,322	728,972
Geophysical	-	-	-	-
Assay	1,011,083	8,589	3,442	1,023,114
Site costs	655,200	102,700	17,000	774,900
General exploration	160,280	71,781	45,025	277,086
Total expenditures for the period	$ 9,562,602	$ 585,880	$ 225,380	$ 10,373,862

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 16,672,645	$ 306,919	$ 461,314	$ 17,440,878
Geological	1,279,158	182,467	161,706	1,623,330
Geophysical	96,712	106,740	10,343	213,795
Assay	2,291,456	24,461	64,521	2,380,438
Site costs	2,087,415	246,292	115,735	2,449,442
General exploration	417,280	175,418	89,706	682,403
Total expenditures to date	$ 22,844,666	$ 1,042,297	$ 903,324	$ 24,790,286

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Selected annual financial information:

Total revenues Loss before discontinued operations and extraordinary items:	For the year ended October 31, 2007 Nil	For the year ended October 31, 2006 Nil	For the year ended October 31, 2005 (Restated) Nil
(i) total for the year	12,432,590	7,065,743	2,608,215
(ii) per share	0.15	0.13	0.11
(iii) per share fully diluted	0.15	0.13	0.11
Net loss:
(i) total for the year	12,432,590	7,065,743	2,608,215
(ii) per share	0.15	0.13	0.11
(iii) per share fully diluted	0.15	0.13	0.11
Total assets	10,364,538	4,624,252	308,590
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2007 includes approximately $7.9 million in drilling, up $3.2 million, and other exploration costs incurred primarily on the La Preciosa property. The loss also includes $2,631,156 in stock-based compensation for options granted in 2007 and prior years.

The loss for 2006 includes approximately $4.7 million in drilling, up $2.9 million, and other exploration costs incurred on the La Preciosa property. The loss also includes $750,165 in stock-based compensation for options granted in 2006 and prior years.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The 2005 loss also includes $136,650 in stock-based compensation for options granted in 2005 and prior years.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Selected quarterly financial information:

	4th Quarter Ended October 31, 2008	3rd Quarter Ended July 31, 2008	2nd Quarter Ended July 31, 2008	1st Quarter Ended January 31, 2008
(a) Revenue (b) Loss for period (c) Loss per share		Nil 5,893,127 0.06	Nil 6,316,447 0.06	Nil 3,243,569 0.03
	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended July 31, 2007	1st Quarter Ended January 31, 2007
(a) Revenue (b) Loss for period (c) Loss per share	Nil 3,585,319 0.04	Nil 3,026,578 0.04	Nil 3,742,498 0.05	Nil 2,078,195 0.03
	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended July 31, 2006	1st Quarter Ended January 31, 2006
(a) Revenue (b) Loss for period (c) Loss per share	Nil 1,981,940 0.03	Nil 2,088,310 0.04	Nil 1,892,052 0.04	Nil 1,103,441 0.03

Continuing the general trend of the last two years, the level of drilling and other exploration activity increased through the first nine months of 2008, from $2.2 million in the first quarter to $3.8 million in the second quarter and then $4.4 million in the third quarter, incurred primarily by the continued drilling on the La Preciosa property. Stock-based compensation recorded to reflect the computed value of stock options that vested was $0.5 million in the first quarter, $2.0 million in the second quarter and $0.9 million in the third quarter. Other operating expenses amounted to approximately $0.6 million in each of the first three quarters.

During 2007 drilling and other exploration costs increased throughout the year, from $1.4 million in the first quarter to $2.3 million in the fourth quarter, as the Company contracted a third and then a fourth drill rig and also expanded its drill program to the San Juan property. For all four quarters of 2007, a major component of general operating expenses was the charge for stock-based compensation recorded to reflect the computed value of stock options that vested in the year, which fluctuated between $0.2 and $1.1 million over the quarters. Other operating expenses were fairly consistent throughout the year and averaged $0.5 million.

During 2006 drilling and other exploration costs increased throughout the year, from $0.9 million in the first quarter to $1.6 million in the fourth quarter, as the Company continued drilling on the La Preciosa property and incurred increasing assay costs. For the second and third quarters of 2006, a major component of general operating expenses was the charge for stock-based compensation recorded to reflect the computed value of stock options that vested in the periods, which amounted to $0.4 million for each of these quarters. Stock-based compensation was negligible in the first and fourth quarters. After increasing from $0.2 million in the first quarter, other operating expenses were fairly consistent for the last three quarters of the year, averaging $0.5 million per quarter as the Company completed three private placements.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Capital Stock:
Authorized: An unlimited number of Common shares without par value.
	Number of	Amount
	Shares	$
Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year
For cash:
Private placements, net of share issue costs	3,943,000	2,495,296
Exercise of options	2,220,000	1,069,950
Exercise of agent unit options	346,575	103,973
Exercise of warrants	24,927,407	10,793,836
For property:
Issued for Santa Monica property	50,000	29,000
Transferred from contributed surplus:
Exercise of options	–	526,262
Exercise of agent unit options	–	100,221
Exercise of warrants	–	2,556,107
Balance at October 31, 2007	96,798,278	31,847,472
Issued during the period
For cash:
Brokered private placement, net of share issue costs	7,320,000	10,892,247
Exercise of options	700,000	380,000
Exercise of warrants	1,984,438	1,671,887
Transferred from contributed surplus:
Exercise of options	–	285,805
Exercise of warrants	–	493,510
Balance at July 31, 2008	106,802,716	45,570,921
Issued during the period
For cash:
Exercise of options	35,000	16,450
Transferred from contributed surplus:
Exercise of options	–	7,504
Balance at September 23, 2008	106,837,716	45,594,875

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Warrants:

Warrant activity since October 31, 2006 is presented below:	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	26,001,520	0.45
Issued	2,318,075	0.91
Exercised	(24,927,407)	0.43

Outstanding, October 31, 2007	3,392,188	0.91
Exercised	(1,984,438)	0.84

Outstanding, July 31, 2008 and September 23, 2008	1,407,750	1.00

The following table summarizes the warrants outstanding at July 31, 2008 and September 23, 2008:

Number of Shares
July 31, 2008	September 23, 2008	Exercise Price	Issue Date	Expiry Date

1,407,750	1,407,750	$1.00	August 24, 2007	August 24, 2009

Options:

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price
		$
Outstanding, October 31, 2006	6,215,000	0.45
Granted	9,375,000	0.80
Exercised	(2,220,000)	0.48
Outstanding, October 31, 2007	13,370,000	0.69
Granted	5,530,000	1.76
Exercised	(700,000)	0.54
Cancelled	(150,000)	1.52
Outstanding, July 31, 2008	18,050,000	1.02
Exercised	(35,000)	0.47
Outstanding, September 23, 2008	18,015,000	1.02

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Options (continued):

The following table summarizes the stock options outstanding and exercisable at July 31, 2008 and September 23, 2008:

Number of Shares
July 31, 2008	September 23, 2008	Exercise Price $	Issue Date	Expiry Date
840,000	840,000	0.11	October 21, 2003	October 21, 2008
75,000	75,000	0.13	November 30, 2004	November 30, 2009
100,000	100,000	0.25	January 28, 2005	January 28, 2010
50,000	50,000	0.63	April 22, 2005	April 22, 2010
1,310,000	1,310,000	0.55	March 3, 2006	March 3, 2011
185,000	185,000	0.47	March 23, 2006	March 23, 2011
1,450,000	1,450,000	0.55	September 11, 2006	September 11, 2011
300,000	300,000	0.58	February 6, 2007	February 6, 2012
1,720,000	1,720,000	0.69	March 8, 2007	March 8, 2012
150,000	150,000	0.92	April 13, 2007	April 13, 2012
25,000	25,000	0.95	May 10, 2007	May 10, 2012
350,000	350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	1,040,000	0.82	July 12, 2007	July 12, 2012
4,975,000	4,975,000	0.85	August 31, 2007	August 31, 2012
200,000	200,000	1.15	September 20, 2007	September 20, 2012
50,000	50,000	1.26	September 25, 2007	September 25, 2012
4,705,000	4,705,000	1.79	March 20, 2008	March 20, 2013
150,000	150,000	1.80	April 1, 2008	April 1, 2013
200,000	200,000	1.55	June 27, 2008	June 27, 2013
325,000	325,000	1.55	June 27, 2008	June 27, 2011
18,050, 000	18,015,000

Agent Unit Options:

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units, each unit consisting of one common share and one share purchase warrant. All agent unit options were exercised prior to their expiry date of February 3, 2007. Agent unit option activity since October 31, 2006 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30
Outstanding, October 31, 2007, July 31, 2008 and September 23, 2008	-	$ -

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Broker Warrants:

On June 12, 2008, the Company issued 439,200 broker warrants as a commission to a brokered private placement. Each whole broker warrant entitles the holder thereof to purchase one additional common share before June 12, 2010 at a price of $1.65 per common share. Broker warrant activity since October 31, 2007 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, October 31, 2006
Granted	439,200	1.65
Outstanding, July 31, 2008 and September 23, 2008	439,200	$ 1.65

Shares in Escrow:

Nil.

Financial Position:

The Company’s financial position increased from the opening level, including cash and short-term investments, of $8,035,735 to the period end level of $8,157,756, comprised of cash on hand of $657,756 and $7,500,000 in short-term investments.

On June 12, 2008, the Company issued 7,320,000 common shares at $1.65 per share for gross proceeds of $12,078,000 under a brokered private placement. The Company paid cash commissions of $724,680 and incurred other cash share issuance costs of $195,093. In addition, the Company issued 700,000 shares on the exercise of options receiving proceeds of $380,000 and issued 1,984,438 shares from the exercise of warrants for proceeds of $1,671,887, for total cash received of $13,210,114.

Offsetting this cash inflow, the loss for the first half of $15,453,143, after adjusting for non-cash items and changes in non-cash working capital accounts, amounted to a $13,088,093 cash requirement.

In summary, the aggregate net cash inflows from financing activities during the first three quarters of 2008, which totaled $13,210,114, funded the adjusted cash operating loss for the period of $13,088,093. The excess, amounting to $122,021, increased the opening cash position further such that cash on hand of $657,756 and $7,500,000 in short-term investments remained at the end of the period available to fund the Company’s ongoing drilling program for the La Preciosa property.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Commitments:

Santa Monica Property:

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(a)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(b)

incurring expenditures of US$1,000,000 over five years as follows:

Date	US$
March 10, 2006	75,000
March 10, 2007	100,000
March 10, 2008	125,000
March 10, 2009	250,000
March 10, 2010	450,000

The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on Santa Monica to certain royalty holders.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis during the year ended October 31, 2005 and the second 50,000 shares on February 9, 2007. As at July 31, 2008, the Company has incurred exploration expenditures amounting to $1,042,297, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

San Juan Property:

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(a)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(b)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$
Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard. As at July 31, 2008, the Company’s cumulative expenditures on the San Juan property exceed US $750,000, consequently meeting all of the expenditure commitments for acquiring 75 per cent interest in the property.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Commitments (continued):  Office Leases:

(a)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. As at July 31, 2008, Company’s portion of the lease payments for the remaining term of the lease is as follows:

$
2008	17,500
2009	70,000
2010	70,000
2011	46,700

(b)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. As at July 31, 2008, the Company’s gross lease payments for the remaining term of the lease are as follows:

$
2007	13,095
2008	52,380
2009	30,540

The Company subleases these premises to two companies having directors in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

In summary, as a consequence of the Company’s completion of the private placement as noted above and in the subsequent events section, management believes it has adequate working capital to meet its short-term obligations and plans on all properties, but anticipates that additional working capital will be required to sustain its active drilling program and will be met by additional placements of its common shares with investors.

Off Balance Sheet Arrangements:

The Company has no material off balance sheet arrangements in place.

Related Party Transactions:

(a)

Advances to Related Parties

As at July 31, 2008, advances to related parties consists of $25,778 (2007 – $19,632) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at July 31, 2008, due to related parties consists of $nil (2007 – $nil) payable to an officer of the Company for management fees, $4,656 (2007 - $79,761) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $8,443 (2007 - $nil) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Related Party Transactions (continued):

(c)

Related Party Transactions

During the period ended July 31, 2008 the Company entered into the following transactions with related parties:

(i)

Companies controlled by officers of the Company earned management fees of $242,900 (2007 – $163,100).

(ii)

The Company subleases office premises to related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

In July 2008, the Company retained the services of two firms to provide corporate finance advisory services to the Company. The agreement with Raifin S.A., based in Switzerland, is subject to termination with 60 days notice. The agreement with Arcon Group Inc., based in Montreal, is subject to termination with 30 days notice.

Adoption of New Accounting Standards and Developments:

(a)

Financial Instruments

(i)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(ii)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(b) CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted the standard on November 1, 2007.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Adoption of New Accounting Standards and Developments (continued):

(c)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt these standards commencing for its interim and annual financial statements for the fiscal year ending October 31, 2009.

(d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB) confirmed the date for the mandatory changeover from existing Canadian GAAP to International Financial Reporting Standards (“IFRS”). The change is to take effect for financial years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact that IFRS will have on its financial statements.

Critical Accounting Estimates:

In the preparation of these financial statements, the Company is required to make estimates and assumptions, which impact on the accounting and reporting of its assets, liabilities, revenues and expenses in the period. The critical accounting estimates arise in relation to the following:

(a)

Mineral properties

The initial value attributed to a property on acquisition and the ongoing reported value reflect management’s assessment of the continuing interest it has for performing additional work and incurring the related additional expenditure to advance the information base on which it will determine the potential magnitude of mineralization and ultimately, whether it has economic value. If information is learned which, in management’s view, impairs the ongoing level of its interest and consequent plans for further project work, the carrying value of each of the Company’s mineral properties, on an individual basis, is adjusted to reflect the level of impairment experienced. Such information on a property would include a significant unfavourable change in the political, legal, regulatory, or title status, the environmental conditions, property accessibility, or disappointing geophysical, geochemical or assay results. The impairment adjustment would be computed, based on management’s assumptions, estimates and judgment, to reduce the carrying value of each impaired property to an appropriate value based on the information, and ultimately to the net realizable value to the Company on sale or abandonment.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Critical Accounting Estimates (continued):

(b)

Asset Retirement Obligations

The Company routinely assesses whether there is any need for property remediation on a property-byproperty basis to determine whether there will be a need for future costs to be incurred when a property is abandoned. The Company relies on its professional, technical advisors to provide these assessments, drawing from their expertise, historical documentation and experience. To date, there have been no costs identified for future expenditure with respect to any of the Company’s properties.

(c)

Impairment of Long-Lived Assets

The Company routinely assesses whether the carrying values of its long-lived assets continue to be appropriate and have not been impaired. When an impairment has been identified for an individual asset or group of assets, the individual or group carrying value is adjusted to reflect the degree of impairment experienced, and ultimately to reflect the net realizable value to the Company on sale or abandonment.

(d)

Income taxes

The Company calculates its income tax liabilities in accordance with prevailing income tax regulations in Canada and other jurisdictions in which it operates, and in doing so, makes assumptions, interpretations and estimates on the treatment, timing and eligibility of various costs in the determination. The Company also makes interpretations of the regulations and their applicability to the Company’s circumstances. Finally, the Company makes assumptions and estimates on the overall tax impact on the Company’s consolidated operations.

(e)

Stock-based compensation

The Company awards options as compensation to its directors, officers, staff and consultants, and determines the expense associated with such option grants using the Black-Scholes pricing model in accordance with Canadian accounting practice. The application of this model requires that a number of input variables be determined by the Company for each reporting period using historical data and assumptions and estimates.

Risks and Uncertainties

(a)

Exploration and development risks:

Resource exploration and development has inherently considerable risk and is therefore highly speculative in nature. The Company’s exploration activity to date involves procedures which are not definitive and are subject to considerable interpretation and inference, and consequently the results reported are subjective in nature and may not reflect actual mineralization present. Further, there is no indication that the success achieved to date will continue, and that the Company will be able to report sufficient mineralization for there to be economically recoverable quantities of minerals determined at some point in the future.

In addition, the Company’s operations rely on the availability of skilled labour and materials in the region of its operations, and there can be no assurance that these resources will continue to be available and available at cost levels which will be affordable to the Company.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(b)

Uncertainty of title risks:

The Company has obtained clear title of its properties and has received assurances from its joint venture partners that they also hold clear title to their properties under our joint venture agreements. However, the procedures taken to ensure clear title may not be sufficient, and future challenge of title may result, due to unregistered prior entitlements or prior regulatory non-compliance.

(c)

Environmental risks:

The Company manages its exploration and development activities to minimize the environmental damage at all times, and it endeavours to remediate the sites and facilities immediately upon withdrawal from any particular location to the full satisfaction of landowners and governmental requirements. However, there remains the risk that some aspect of our activity may have caused or will cause environmental damage, and the Company will need to further remediate the land and facilities and incur added costs in so doing.

(d)

Political and Regulatory risks:

The Company’s operations are subject to control and scrutiny by several levels of government, various departments within each level, and corporate, environmental and mining regulations. Consequently, the Company is exposed to a large array of conditions to satisfy on a daily basis in its activities, and considerable risk exists that the Company will fail to be fully compliant in all respects in this political and regulatory environment.

(e)

Foreign Exchange risks:

The Company incurs most of its expenditures in foreign countries and consequently is exposed to foreign exchange risks due to changes in the value of the Canadian dollar with respect to these foreign currencies. A weakening of the Canadian dollar with respect to these foreign currencies would increase the costs of the Company’s activities in these foreign jurisdictions. The Company does not hedge its exposures to movements in the exchange rates at this time.

(f)

Financial risks:

The Company has financed its exploration and development activities through the sale of its common shares. The Company has a history of losses from its activities to date and has incurred an operating loss from its current operations this year. The Company does not expect to earn revenues in the foreseeable future, which would offset the costs of its exploration and development activities, and consequently expects to continue to report operating losses for the foreseeable future. The Company plans to continue to finance its day-to-day operations through the sale of common shares of its capital. However, there is no assurance that the Company will be successful in selling its common shares to the investing public, and thereby raise sufficient capital to continue its activities. Further, there is no assurance that the capital markets will be available, and will support the sale of resource-based common shares in the future.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(g) Mineral price risks:

Mineral prices, in particular gold and silver, are volatile, and have risen sharply in recent periods. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

Financial Instruments:

(a)

Fair Value of Financial Instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments. The fair values of amounts due from or to related parties are not determinable due to the related party nature of the relationship and the lack of a ready market for such amounts.

(b)

Concentrations of Business Risk

The Company maintains a majority of its cash and cash equivalents and short-term investments with a major Canadian financial institution. The Company maintains the remainder of its cash and cash equivalents with a major Mexican financial institution. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity.

(c)

Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as to timing and amount of collectability of receivables. The Company believes its credit risk is low because its receivables are primarily comprised of input value-added tax (VAT), which is recoverable from the governing body in Mexico. As the Company’s exploration operations are conducted solely in Mexico, the Company’s operations are also subject to the economic risk associated with that country.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Financial Instruments (continued):

(d)

Foreign Exchange Risk

A significant portion of the Company’s operational transactions are originally or effectively denominated in US dollars. As well, because the Company’s primary operations are in Mexico, some costs are denominated in Mexican pesos. Accordingly, the results of Company’s operations and comprehensive loss as stated in Canadian dollars will be impacted by exchange rate fluctuations. The Company does not hedge its exposures to movements in the exchange rates at this time.

The exchange rates at the period-end close for $ 1.00 Canadian Dollar are as follows:

July 31, 2008:

$ 0.9766 US dollars

$ 9.8039 Mexican pesos

October 31, 2007:

$ 1.0478 US dollars

$ 11.2335 Mexican pesos

(e)

Interest Rate Risk

The Company has interest rate risk arising from its bank deposits and short-term investments. The Company does not engage in any hedging activity to reduce its exposure to interest rate risk.

(f)

Price Risk

Mineral prices, in particular gold and silver, are volatile, and have risen sharply in recent periods. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

(g)

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a three month period.

(i)

Cash deposits and short-term investments earn interest at rates which are variable. A plus or minus 1 % change in interest rates would affect loss and comprehensive loss for the upcoming quarter by approximately $15,000.

(ii)

The Company’s exploration expenditures are primarily incurred in US dollars. A plus or minus 1% change in US dollar exchange rates would affect loss and comprehensive loss for the upcoming quarter by approximately $35,000.

(iii)

The Company’s drilling contracts are periodically renewed at going market rates for such services. A plus or minus 1% change in drilling charge-out rates would affect loss and comprehensive loss for the upcoming quarter by approximately $30,000.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Subsequent Events:

None.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.